EXHIBIT 99.1

For immediate release

Sify reports revenues of INR 3877 million for

third quarter of FY 2015-16

EBITDA for the quarter stood at INR 610 million

Chennai, Wednesday, January 20, 2016: Sify Technologies Limited (NASDAQ: SIFY), a leader in Managed Enterprise, Network, IT and Applications services in India with global delivery capabilities, today announced its consolidated results under International Financial Reporting Standards (IFRS) for the third quarter of fiscal year 2015-16.

PERFORMANCE HIGHLIGHTS:

•	Revenue for the quarter was INR 3877 million, an increase of 23% over the same quarter last year.

•	EBITDA for the quarter was INR 610 million, an increase of 14% over the same quarter last year.

•	Net Profit for the quarter was INR 114 million, an increase of 37 % over the same quarter last year.

•	CAPEX during the quarter was INR 535 million.

•	Cash balance at the end of the quarter was INR 2223 million.

Mr. Raju Vegesna, Chairman, said, “I am happy to report that we performed well in a quarter that is typically challenging for the enterprise segment and this year was coupled with the natural calamity that impacted our headquarters city of Chennai. I am very proud of the commitment shown by our dedicated staff, many of whom experienced severe impacts to their homes and family lives, but delivered superior service to their customers who were counting on Sify for mission-critical ICT services and solutions. Many of our clients reported an increased appreciation of the value in having a single window overview of their entire outsourced services with us.

As we grow our India customer base, we are increasingly positioning ourselves as a global player, leveraging our India scale to serve global enterprise customers; the recent launch of our Global Delivery Center at Hyderabad is a step in that direction.”

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Mr. Kamal Nath, CEO, said, “This quarter continued the growth trend of the previous quarters. With another strong order book performance like the previous quarter both from existing and new customers, we are firmly establishing ourselves in the market. We have also seen healthy mix of business from run rate deals, strategic large deals as well as Government and Public Sector projects.

While customer satisfaction continues to be our focus area, we were gratified to receive recognition from several industry groups. This quarter, Sify was recognized as the Most Promising Brand and the Best Service Provider for Data Center Transformation services, Integrated Data Center services and Managed Network services. This points to the acceptance and maturity of our services in the market.”

Mr. M P Vijay Kumar, CFO, said, “Our Operating performance continues to be sustained over the last several quarters.

Our commitment to investment continues, consistent with our continuous scrutiny of costs and asset utilization.

Cash balance at the end of the quarter was INR 2223 million.”

EXHIBIT 99.1

Financial Highlights

Unaudited Consolidated income statement as per IFRS

(In INR millions)

	Quarter ended	Quarter ended	Quarter ended	Year ended
Description	December	December	September	March
	2015	2014	2015	2015
				(Audited)

Revenue	3,877	3,147	3,715	12,865

Cost of Revenues	(2,530)	(1,780)	(2,166)	(7,727)

Selling, General and Administrative Expenses	(737)	(830)	(886)	(3,133)

EBITDA	610	537	663	2,005

Depreciation and Amortisation expense	(399)	(370)	(369)	(1,272)

Net Finance Expenses	(104)	(109)	(173)	(451)

Other Income	7	25	12	93

Profit for the period	114	83	133	375

Reconciliation with Non-GAAP measure

Profit for the period	114	83	133	375
Add:
Depreciation and Amortisation expense	399	370	369	1,272

Net Finance Expenses	104	109	173	451
Less:
Other Income	(7)	(25)	(12)	(93)

EBITDA	610	537	663	2,005

EXHIBIT 99.1

Business Highlights

Telecom

•	Revenue from the Data business grew by 11% over the same quarter last year.

•	Revenue from Internet grew by around 27% over the same period last year, driven by the adoption of Cloud and hybrid WAN by next generation companies.

•	Key wins in this category were from a Micro logistics company, a leading ecommerce player in India and a slew of tech start-ups.

•	The business signed up more than 130 clients during the quarter.

•	Sify’s WAN transformation business continues to see traction with customers. During the quarter, Sify won a contract to roll out a dealer network for an auto major in India. This is the 3rd such large win in the segment in the last 9 months.

•	Sify’s Network Managed services business continues to grow, and Sify received industry and customer acclaim as the Best Managed Network Services Provider of the year at the 4th CIO Choice awards.

•	During the quarter, Sify handed over key projects to its customers including a high capacity network for a leading content player in India. Other key projects handed over include a significant part of the deal won with an Insurance major last quarter.

•	Sify kicked off its network upgradation program designed to upgrade Data Center Interconnect multi-fold, both from a capacity and capability standpoint. The first phase of this new network upgrade will be available for commercial use by April 2016.

Data Center Services

•	Revenue grew more than 14% over the same quarter last year.

•	The business signed up 15 new clients this quarter.

•	Sify contracted to provide Data Centre services for a new age Payment Gateway Company.

•	A multi-national company providing home asset finance contracted with Sify for their hosting requirements.

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•	Two nationalised banks also signed up for their Data Center requirement.

•	Others who signed up for co-location services were a Mobile Value Added Services company and one of the country’s leading Online derivatives exchanges.

•	One of India’s largest circulated English daily accorded Sify the “Best Enterprise Data Center” award.

Cloud and Managed Services

•	Cloud and Managed Services revenue grew 24% compared to the same quarter last year.

•	Sify added a total of 14 new clients this quarter.

•	New contracts this quarter included a leading e-commerce shopping website, an online wallet provider, one of the largest Home loan & housing finance companies in India, and a leading provider of Chemical and Cleaning supplies & services.

•	An investment advisory platform signed up for Managed Services.

Applications Integration Services

•	AIS revenue recorded a 4% growth over same quarter last year.

•	Sify has acquired 7 new clients this quarter.

•	One of India’s largest FMCG companies signed up for Managed SAP services.

•	A State Government has signed up for Talent Management Solutions.

•	A State Co-operative Bank signed up for Application Development.

•	Sify concluded three large deals with different players in the BFSI segment for Application Services.

Technology Integration Services

•	TIS revenue grew by 86% over the same quarter last year.

•	The Business added 20 new clients across Security, Collaboration and Network Integration business.

•	A Public sector oil refining major signed up for a technology refresh across multiple plants pan-India.

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•	One of India’s largest FMCG players signed up for a large scale infrastructure augmentation.

•	There were multiple wins from the State governments in the area of Security services, Network services, WiFi and Collaboration services.

About Sify Technologies

Sify is among the largest integrated ICT Solutions and Services companies in India, offering end-to-end solutions with a comprehensive range of products delivered over a common telecom data network infrastructure reaching more than 1300 cities and towns in India. This telecom network today connects 38 Data Centers across India including Sify’s 6 Tier III Data Centers across the cities of Chennai, Mumbai, Delhi and Bengaluru.

A significant part of the company’s revenue is derived from Enterprise Services, comprising of Telecom services, Data Centre services, Cloud and Managed services, Applications Integration services and Technology Integration services. Sify also provides services that cater to the burgeoning demands of the SMB community, much of it on its Cloud services platform.

Sify has a unified licence to operate NLD (National Long Distance), ILD (International Long Distance) services and ISP services and offers VoIP backhaul for international carriers. With the Sify Cable landing station and partnerships with submarine cable companies globally, Sify is present in almost all the spheres of the ICT eco system.

Sify has an expanding base of Managed Services customers, both in India and overseas, and is India’s first enterprise managed services provider to launch a Security Operations Center (SOC) to deliver managed security services. The software team develops applications and offers services to improve business efficiencies of its current and prospective client bases. Sify also offers services in the specialized domains of eLearning, both in India and globally. For more information about Sify, visit www.sifycorp.com

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Sify undertakes no duty to update any forward-looking statements.

For a discussion of the risks associated with Sify’s business, please see the discussion under the caption “Risk Factors” in the company’s Annual Report on Form 20-F for the year ended March 31, 2015, which has been filed with the United States Securities and Exchange Commission and is available by accessing the database maintained by the SEC at www.sec.gov, and Sify’s other reports filed with the SEC.

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For further information, please contact:

Sify Technologies Limited Mr. Praveen Krishna Investor Relations & Public Relations +91 44 22540777 (ext.2055) praveen.krishna@sifycorp.com	Grayling Investor Relations Ms. Trúc Nguyen (ext. 418) +1-646-284-9400 truc.nguyen@grayling.com

20:20 Media

Ms. Divya Singh
+91 0 8552944004
divya.singh@2020msl.com